UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 16, 2017, Intec Pharma Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Oppenheimer & Co Inc., as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering of 10,630,000 of the Company’s ordinary shares, no par value (“Ordinary Shares”), at a public offering price of $4.70 per Ordinary Share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an aggregate of 1,594,500 additional Ordinary Shares, which option has been exercised in full. The net proceeds to the Company from the offering are expected to be approximately $53.6 million, after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company. The offering is expected to close on August 21, 2017.

The offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333- 218539) previously filed with the Securities and Exchange Commission (“Commission”), including the prospectus dated June 19, 2017, as supplemented by a preliminary prospectus supplement filed with the Commission on August 15, 2017 and a final prospectus supplement filed with the Commission on August 17, 2017.

The Underwriting Agreement contains representations, warranties and covenants of the Company that are customary for transactions of this type and customary conditions to closing. Additionally, the Company has agreed to provide the Underwriters with customary indemnification rights under the Underwriting Agreement. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is furnished as Exhibit 1.1 to this Form 6-K and is incorporated herein by reference. A copy of the opinion of Meitar Liquornik Geva Leshem Tal, Law Offices, Israeli Counsel to the Company, regarding the validity of the Ordinary Shares to be issued in the offering is furnished as Exhibit 5.1 to this Form 6-K and is incorporated herein by reference.

Also furnished as Exhibits 4.1 and 4.2, respectively, to this Form 6-K and incorporated herein by reference are a compiled version of the Articles of Association of the Company, as amended to reflect an increase the Company’s registered share capital that was approved by the Company’s shareholders at the Company’s special general meeting held on June 1, 2017, and a Specimen Ordinary Share Certificate of the Company.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-209700 and No. 333-212801) and F-3 (File Nos. 333-217189 and No. 333-218539).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: August 21, 2017
	By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.1	Underwriting Agreement, dated August 16, 2017, by and between the Company and Oppenheimer & Co Inc., as representative of the several underwriters named therein.
4.1	Articles of Association of the Company, as amended.
4.2	Specimen Ordinary Share Certificate.
5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Law Offices, Israeli Counsel to the Company.